Pricing Supplement Dated 12/17/2012	Rule 424 (b) (3)

(To Prospectus Dated January 6, 2012)	File No. 333-156775

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.75%

Effective Dates:	12/17/2012 through 12/23/2012